

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

<u>Via E-mail</u>
Walter M Rosebrough, Jr.
President and Chief Executive Officer
STERIS plc
Rutherford House, Stephensons Way
Chaddesden, Derby DE21 6LY
United Kingdom

> **Re:    STERIS plc**
> **Form 10-K for the Fiscal Year Ended March 31, 2018**
> **Filed May 30, 2018**
> **File No. 1-37614**

Dear Mr. Rosebrough:

    We refer you to our comment letter dated October 16, 2018, regarding business contacts with Syria.  We have completed our review of this subject matter.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance